Mail Stop 3561

October 24, 2008

Mr. Thomas Monahan
Chief Financial Officer
Terra Energy Resources, Ltd.
60 Knolls Crescent, Apt. 9M
Bronx, N.Y. 10463

     Re: Terra Energy Resources, Ltd. (Formerly Terra Media, Ltd.)
              Form 10-K: For the fiscal year ended December 31, 2007
              File No. 000-52543

Dear Mr. Monahan:

     We have completed our review of your Form 10-K and have no further comments at this time.

            Sincerely,

            Joseph Foti
            Senior Assistant Chief Accountant